                                     FILED PURSUANT TO RULE 424(b)(3) AND 424(c)
                                                      REGISTRATION NO. 333-74558

REMARKETING PROSPECTUS_SUPPLEMENT
(TO PROSPECTUS SUPPLEMENT DATED DECEMBER 18, 2001
AND PROSPECTUS DATED DECEMBER 10, 2001)

                                  $83,524,000

                                   [GRAPHIC]

                        AFFILIATED MANAGERS GROUP, INC.

                          5.406% SENIOR NOTES DUE 2006

                               ------------------

    This is a remarketing of $83,524,000 aggregate principal amount of senior notes due November 17, 2006 of Affiliated Managers Group, Inc., each with a stated amount of $25. The notes were originally issued in 2001 in connection with our sale and issuance of Income PRIDES to the public. Interest on the notes is payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year. The notes will bear interest at the reset rate of 5.406%. Interest on the notes will accrue at the reset rate from and including August 17, 2004. The first interest payment on the remarketed notes will be made on November 17, 2004. For United States federal income tax purposes, the notes constitute contingent payment debt instruments.

    If a tax event occurs and is continuing, we may, at our option, redeem the notes at the redemption price described in this remarketing prospectus supplement under "Description of the Remarketed Notes--Tax Event Redemption."

    We will not receive any of the proceeds from this remarketing of the notes.

    In this remarketing, we will be purchasing $64,024,000 aggregate principal amount of the remarketed notes.

    INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE RS-4.

                             ---------------------

                                                              PER NOTE                  TOTAL
                                                              --------                  -----
Price to the public (1).....................................  101.667%               $84,916,345
Remarketing fee to remarketing agent........................    0.253%                  $211,172
Net proceeds to holders of Income PRIDES....................  101.414%               $84,705,173

    (1) Plus accrued interest from and including August 17, 2004, if settlement occurs after that date.

                           --------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this remarketing prospectus supplement and the accompanying prospectus supplement and prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

    The notes will be delivered through the book-entry facilities of The Depository Trust Company on or about August 17, 2004.

                           --------------------------
                               REMARKETING AGENT
                              MERRILL LYNCH & CO.
                                ---------------

     The date of this remarketing prospectus supplement is August 12, 2004.

--------------------------

"Income PRIDES" is a service mark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

REMARKETING PROSPECTUS SUPPLEMENT:

About this Remarketing Prospectus Supplement................   RS-1
Summary of the Remarketing..................................   RS-2
Affiliated Managers Group, Inc..............................   RS-4
Risk Factors................................................   RS-4
Use of Proceeds.............................................   RS-4
Ratio of Earnings to Fixed Charges..........................   RS-4
Description of the Remarketed Notes.........................   RS-5
Certain United States Federal Income Tax Consequences.......   RS-8
Remarketing.................................................  RS-13
Where You Can Find More Information.........................  RS-14
Legal Matters...............................................  RS-15
Independent Registered Public Accounting Firm...............  RS-15

PROSPECTUS SUPPLEMENT:

About this Prospectus Supplement............................    S-3
Prospectus Supplement Summary...............................    S-4
Risk Factors................................................   S-14
Forward-Looking Statements..................................   S-26
Accounting Treatment........................................   S-26
Use of Proceeds.............................................   S-27
Ratio of Earnings to Fixed Charges..........................   S-27
Capitalization..............................................   S-28
Summary Selected Financial Data.............................   S-29
Price Range of Common Stock and Dividends...................   S-31
Description of the FELINE PRIDES............................   S-32
Description of the Purchase Contracts.......................   S-37
Description of the Notes....................................   S-50
Certain Federal Income Tax Consequences.....................   S-55
Certain U.S. Federal Income Tax Consequences to Non-United
  States Holders............................................   S-61
ERISA Considerations........................................   S-63
Underwriting................................................   S-65
Validity of the Notes.......................................   S-68
Experts.....................................................   S-68

PROSPECTUS:

About this Prospectus.......................................      1
Where You Can Find More Information.........................      1
Forward-Looking Statements..................................      2
About Affiliated Managers Group, Inc........................      3
Ratios of Earnings to Fixed Charges.........................      3
How We Intend to Use the Proceeds...........................      3
Description of Debt Securities..............................      4
Description of Preferred Stock..............................     19
Description of Common Stock.................................     25
Description of the Stock Purchase Contracts and the Stock
  Purchase Units............................................     26
How We Plan to Offer and Sell the Securities................     27
Experts.....................................................     29
Legal Opinions..............................................     29

                                      (i)

                  ABOUT THIS REMARKETING PROSPECTUS SUPPLEMENT

    You should read this remarketing prospectus supplement along with the prospectus supplement and prospectus that follow. The description of the remarketed notes contained in this remarketing prospectus supplement supplements and modifies the general terms of the debt securities set forth in the accompanying prospectus supplement and prospectus. The information contained in this remarketing prospectus supplement supersedes any inconsistent information contained in the accompanying prospectus supplement or prospectus. You should rely only on the information contained or incorporated by reference in this remarketing prospectus supplement and, except as stated above, in the accompanying prospectus supplement and prospectus. We and the remarketing agent have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this remarketing prospectus supplement is accurate as of any date other than the date of this remarketing prospectus supplement. The business profile, financial condition, results of operations and prospects of Affiliated Managers
Group, Inc. may have changed since that date.

    Unless we have indicated otherwise, or the context otherwise requires, references in this remarketing prospectus supplement and the accompanying prospectus supplement and prospectus to "Affiliated Managers Group," "we," "us" and "our" refer to Affiliated Managers Group, Inc. and not its affiliates or other subsidiaries.

                           SUMMARY OF THE REMARKETING

Issuer...............................  Affiliated Managers Group, Inc.

Securities...........................  $83,524,000 aggregate principal amount of 5.406% senior notes due November 17, 2006. Each note was originally issued on December 21, 2001 by us as a component of our Income
                                       PRIDES.

Interest Rate........................  The notes will bear interest at the reset rate of 5.406% per year, which was determined on August 12, 2004 and equals the sum of the 2.75% reset spread determined by the reset agent on August 3, 2004 and the applicable rate for the two and
                                       one-quarter year benchmark Treasury maturing November 15,
                                       2006 (CUSIP No. 912828BP4) on the remarketing date of
                                       August 12, 2004. Interest on the notes will accrue at the
                                       reset rate from and including August 17, 2004.

Interest Payment Dates...............  February 17, May 17, August 17 and November 17 of each year.
                                       The first interest payment on the remarketed notes will be made on November 17, 2004.

Remarketing Agent;
  Reset Agent........................  Merrill Lynch, Pierce, Fenner & Smith Incorporated

Participation........................  In this remarketing, we will be purchasing $64,024,000 aggregate principal amount of the remarketed notes.

Tax Event Redemption.................  If a tax event occurs and is continuing, we may, at our option, redeem the notes in whole, but not in part, at the redemption price described under "Description of the
                                       Remarketed Notes--Tax Event Redemption" in this remarketing prospectus supplement.

Use of Proceeds......................  We will not receive any of the proceeds from this remarketing. See "Use of Proceeds" in this remarketing
                                       prospectus supplement.

Ranking..............................  The notes constitute senior debt, ranking equally with all of our existing and future unsecured and unsubordinated
                                       debt, and ranking senior to any future subordinated
                                       indebtedness.

                                       Because we are a holding company, we receive substantially all of our cash from distributions made to us by our
                                       affiliated investment management firms, or Affiliates, and other subsidiaries. Payment of distributions to us may be
                                       subject to claims by the Affiliate's or subsidiary's
                                       creditors and to limitations under federal and state laws, including securities and bankruptcy laws. Payments of
                                       distributions also will be subject to the financial
                                       condition and operating requirements of our Affiliates and subsidiaries. In addition, holders of the notes will have a subordinate position to the claims of creditors of our
                                       Affiliates and subsidiaries on their assets and earnings.
                                       Our right to receive any assets of our Affiliates or
                                       subsidiaries upon their liquidation or reorganization, and thus the right of the holders of securities issued by us to participate in those assets, typically would be subordinated to the claims of that entity's creditors. In addition, even if we were a creditor of any of our Affiliates or
                                       subsidiaries, our rights as a creditor would be subordinate to any security interest and indebtedness that is senior to
                                       us. At June 30, 2004, our Affiliates and subsidiaries had
                                       approximately $0.8 million of indebtedness, in addition to other liabilities, to which the notes would be structurally subordinated. See "Description of the Remarketed
                                       Notes--Ranking" in this remarketing prospectus supplement.

Trustee, Registrar and
  Paying Agent.......................  The Bank of New York

                        AFFILIATED MANAGERS GROUP, INC.

    Affiliated Managers Group, Inc. is an asset management company with equity investments in a diverse group of mid-sized investment management firms. As of June 30, 2004, our Affiliates managed approximately $102.2 billion in assets across a broad range of investment styles and in three principal distribution channels: Mutual Fund, Institutional and High Net Worth. We pursue a growth strategy designed to generate shareholder value through the internal growth of our existing businesses across these three channels, in addition to investments in mid-sized investment management firms and strategic transactions and relationships designed to enhance our Affiliates' businesses and growth prospects. Our principal executive office is located at 600 Hale Street, Prides Crossing, Massachusetts 01965. Our telephone number is (617) 747-3300. For more information regarding our company, see "Where You Can Find More Information" in this remarketing prospectus supplement.

                                  RISK FACTORS

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

    There is currently no public market for the notes, and we do not currently plan to list the notes on any national securities exchange. In addition, the liquidity of any trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for these securities and by changes in our financial performance or prospects. A liquid trading market in the notes may not develop. Due to our recently completed tender offer, a privately negotiated purchase of notes by us, and our participation in this remarketing, there will be only $75,750,000 aggregate principal amount of the notes outstanding following completion of the remarketing. Moreover, we may determine from time to time in the future, to purchase additional notes through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, which would further create a limited market for the notes.

    FOR ADDITIONAL RISK FACTORS, PLEASE SEE "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEGINNING ON PAGE S-14.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from this remarketing. As is more fully described in the accompanying prospectus supplement relating to the issuance of our Income PRIDES, a portion of the proceeds will be used to purchase a Treasury portfolio at a cost of $84,494,000 that will be substituted for the notes and will be pledged to the collateral agent to secure the Income PRIDES holders' obligations to purchase our common stock under the purchase contracts issued as components of the Income PRIDES. Proceeds in excess of the Treasury portfolio purchase price will be used to pay to the remarketing agent a remarketing fee of $211,172, and the remarketing agent will then remit the remaining proceeds of $211,173 for the benefit of the holders of Income PRIDES.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                   SIX MONTHS
                                     ENDED                       YEAR ENDED DECEMBER 31,
                                    JUNE 30,    ----------------------------------------------------------
                                      2004        2003        2002         2001         2000        1999
                                   ----------   --------   ----------   ----------   ----------   --------
Ratios...........................     7.2x        7.5x        6.7x         8.8x         9.3x       15.4x

    For the purpose of computing the ratios of earnings to fixed charges, earnings consist of consolidated income from continuing operations before provision for income taxes, minority interest and fixed charges, and fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense deemed to represent interest.

                      DESCRIPTION OF THE REMARKETED NOTES

    The notes are issued under our indenture, as supplemented by a supplemental indenture, each dated December 21, 2001, between us and The Bank of New York, as successor trustee. The indenture and the supplemental indenture are together referred to in this remarketing prospectus supplement as the "indenture." A copy of the indenture is on file with the Securities and Exchange Commission and may be obtained by accessing the Internet address provided or contacting us as described under "Where You Can Find More Information." The following description is qualified in its entirety by reference to the provisions of the indenture. You should read the indenture carefully to fully understand the terms of the notes.

GENERAL

    This remarketing prospectus supplement relates to the remarketing of the notes on behalf of the Income PRIDES holders and any holders of notes that have been separated from the Income PRIDES who have elected to participate in the remarketing.

    The aggregate principal amount of notes to be remarketed pursuant to this remarketing prospectus supplement is $83,524,000. Immediately following completion of the remarketing, there will be $75,750,000 aggregate principal amount of notes outstanding.

    Unless an earlier tax event redemption has occurred, the entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest, on November 17, 2006. Except for a tax event redemption, the notes will not be redeemable by us.

    The notes will be remarketed in denominations of $25 and integral multiples of $25.

    The notes will not be subject to a sinking fund provision.

RANKING

    Payment of the principal and interest on the notes will rank equally with all of our other unsecured and unsubordinated debt. As of June 30, 2004, we had approximately $723.6 million of indebtedness that would have ranked equally with the notes.

    Because we are a holding company, our cash flow and ability to service our debt is dependent upon the earnings of our Affiliates and other subsidiaries. Any right of Affiliated Managers Group to receive assets of any of its Affiliates or subsidiaries upon their liquidation or reorganization (and the resulting right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Affiliate's or subsidiary's creditors (including trade creditors), except to the extent that Affiliated Managers Group is itself recognized as a creditor of such Affiliate or subsidiary, in which case our claims would be subordinated to any security interests in the assets of such Affiliate or subsidiary and any indebtedness of such Affiliate or subsidiary senior to that held by us. As of June 30, 2004, our Affiliates and subsidiaries had debt outstanding of approximately $0.8 million on a consolidated basis, in addition to other liabilities.

    We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes and otherwise similar in all respects so that such further notes would be consolidated and form a single series of notes.

PAYMENTS

    Remarketed notes will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of the depositary or its nominee. Payments on the notes issued as a global security will be made to the depositary, a successor depositary or, in the event that no depositary is used, to a paying agent for the notes. Principal and interest with respect to certificated notes will be payable, the transfer of the notes will be registrable and the notes will be exchangeable for notes of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment. The Bank of New York is the initial paying agent, transfer agent and registrar for the notes. We may at any time designate additional transfer agents and paying agents with respect to the notes, and may remove any transfer agent, paying agent or registrar for the notes. We may change the place of payment on the notes, appoint one or more additional paying agents (including Affiliated Managers Group) or remove any paying agent, all at our discretion.

    Any monies deposited with the trustee or any paying agent, or held by us in trust, for the payment of principal of or interest on any note and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the note shall thereafter look, as a general unsecured creditor, only to us for the payment thereof.

INTEREST

    Each note will bear interest at the rate of 5.406% per year from and including August 17, 2004, payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, each an "interest payment date," commencing November 17, 2004, to the person in whose name the note is registered as of the close of business on the regular record date for such interest payment date.

    The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. In the event that any date on which interest is payable on the notes is not a business day, the payment of the interest payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

    In addition, since the notes are subject to the contingent payment debt rules, original issue discount will accrue on the notes for United States federal income tax purposes.

TAX EVENT REDEMPTION

    If a tax event (as described below) shall occur and be continuing, we may, at our option, redeem the notes in whole, but not in part, at any time at a redemption price equal to, for each note, the par value of the note plus accrued and unpaid interest to the date of redemption. Installments of interest on notes which are due and payable on or prior to a redemption date will be payable to holders of the notes registered as such on the close of business on the relevant record dates. If, following the occurrence of a tax event, we exercise our option to redeem the notes, the proceeds of the redemption will be payable in cash to the holders of the notes. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the notes. In the event any notes are called for redemption, neither we nor the trustee will be required to register the transfer of or exchange the notes to be redeemed.

    "Tax event" means the receipt by Affiliated Managers Group of an opinion of a nationally recognized tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest payable by us on the notes on the next interest payment date would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, any amendment to or change in an official interpretation or application of any such law or regulations by any legislative body, court, governmental agency or regulatory authority or any official interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the date of the indenture, which amendment, change, or proposed change is effective or which interpretation or pronouncement is announced on or after the date of the indenture.

    Other than in the event of a tax event, we will not have the ability to redeem the notes prior to their stated maturity date.

REGISTRATION AND TRANSFER

    The transfer of notes may be registered, and notes may be exchanged for other notes, of authorized denominations and with the same terms and principal amount, at the corporate trust office of The Bank of New York in The City of New York; provided, however, that payment of interest may be made at our option by check mailed to the note holder at such address as shall appear in the security register or by wire transfer to an account appropriately designated by the holder entitled to payment.

BOOK ENTRY

    The notes being offered in this remarketing will be represented by one or more fully registered global securities and deposited with, or on behalf of, The Depository Trust Corporation, or DTC, and registered in the name of DTC or its nominee or such other depositary as any officer of our company may from time to time designate. Except as provided in this remarketing prospectus supplement or the accompanying prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the notes.

    DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us. In the event no successor securities depository is obtained, certificates for the notes will be printed and delivered. If we decide to discontinue use of the DTC system of book-entry transfers, certificates for the notes will be printed and delivered.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following discussion describes certain material United States federal income tax consequences of the ownership and disposition of the notes acquired by you in the remarketing and held by you as capital assets. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are subject to special rules, such as, for example, certain financial institutions, insurance companies, dealers and certain traders in securities, persons holding the notes as part of a "straddle," "hedge," "conversion" or similar transaction, holders of notes that are being remarketed in the remarketing, U.S. holders (as defined below) whose functional currency is not the United States dollar, certain former citizens or residents of the United States, partnerships or other entities classified as partnerships for United States federal income tax purposes, and persons subject to the alternative minimum tax. In addition, this summary does not address any aspects of state, local or foreign tax laws. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative pronouncements, and judicial decisions in effect as of the date of this remarketing prospectus supplement, all of which are subject to change, possibly on a retroactive basis. You are urged to consult your tax advisor with regard to the application of the United States federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

    If a partnership or other entity classified as a partnership for United States federal income tax purposes holds notes, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the activities of the partner. Partnerships acquiring notes, and partners in such partnerships, should consult their tax advisors.

CLASSIFICATION OF THE NOTES

    In connection with the original issuance of the notes, Goodwin Procter LLP, our counsel, delivered an opinion that, under then-current law, based on certain representations, facts and assumptions contained in that opinion, the notes would be classified as indebtedness for United States federal income tax purposes. Generally, characterization of an obligation as indebtedness for United States federal income tax purposes is made at the time of the issuance of the obligation. Consistent with the opinion received from our counsel at the time of the issuance of the notes, we have treated and will continue to treat the notes as indebtedness for United States federal income tax purposes. An opinion of counsel is not binding on the Internal Revenue Service, or IRS, or any court, however, and it is possible that the IRS will successfully assert that the notes are not properly treated as indebtedness, in which case your tax consequences from the ownership and disposition of the notes may differ from those described below. By acquiring notes in the remarketing, you will be deemed to have agreed to treat the notes as indebtedness for United States federal income tax purposes.

    Because of the manner in which the interest rate on the notes is reset, we have treated and will continue to treat the notes as indebtedness subject to the Treasury regulations governing contingent payment debt instruments (the "contingent payment debt regulations"). The proper application of the contingent payment debt regulations to the notes following the remarketing is uncertain in a number of respects, however, and it is possible that the IRS will assert that the notes should be treated in a different manner than as described below. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax advisor regarding the United States federal income tax consequences of owning the notes.

    The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

TAX CONSEQUENCES TO U.S. HOLDERS

    The following summary applies to U.S. holders. The term "U.S. holder" means a beneficial owner of a note that is: (1) a person who is a citizen or resident of the United States for United States federal income tax purposes; (2) a corporation, or other entity classified as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to United States federal income taxation regardless of its source; or (4) a trust if (a) a court within the United States can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (b) the trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

    ORIGINAL ISSUE DISCOUNT ACCRUALS BASED ON COMPARABLE YIELD AND PROJECTED
     PAYMENT SCHEDULE

    Under the contingent payment debt regulations (subject to the discussion below), regardless of your method of accounting for United States federal income tax purposes, you are required to accrue interest income on the notes as original issue discount on a constant-yield basis at an assumed yield (which we refer to as the "comparable yield") that was determined at the time of original issuance of the notes. The comparable yield for the notes was based on the yield at which we could have issued, at the time of original issuance of the notes, a fixed-rate debt instrument with no contingent payments but with terms and conditions otherwise similar to those of the notes. Solely for purposes of determining the amount of income that accrues on the notes, we were required, at the time of original issuance of the notes, to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

    For United States federal income tax purposes, you generally are required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule provided by us in determining your original issue discount accruals and adjustments in respect of a note, unless you timely disclose and justify the use of a different comparable yield and projected payment schedule to the IRS. However, there is uncertainty regarding the manner in which the contingent payment debt regulations apply to the remarketing, including the precise mechanics for determining the total amount and timing of the adjustments to the accrual of original issue discount on the notes. The following discussion assumes that you will use the original projected payment schedule provided by us.

    Furthermore, assuming that you report your income in a manner consistent with our position described below, the amount of income that you will recognize in respect of the notes generally should correspond to the economic accrual of income on the notes to you and the amount of income you would have recognized if the notes were not subject to the contingent payment debt regulations. No assurance can be given that the IRS will agree with the application of the contingent payment debt regulations to the remarketing in the manner described below.

    The amount of original issue discount on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The daily portions of original issue discount in respect of a note are determined by allocating to each day in an accrual period the ratable portion of original issue discount on the note that accrues in the accrual period. The adjusted issue price of each note at the beginning of each accrual period equals $25.00, increased by original issue discount previously accrued on the note (disregarding any positive or negative adjustments) and decreased by the total amount of the projected payments made on the note for all previous accrual periods.

    At the time of the issuance of the notes, we determined that the comparable yield was 7.1% and the projected payment schedule for the notes, per $25 principal amount, was $0.23 on February 17,

2002, $0.38 for each subsequent quarterly payment date ending on or prior to August 17, 2004, and $0.53 for each quarterly payment date ending after August 17, 2004. We also determined that the projected payment for the notes, per $25 principal amount, at the maturity date was $25.53 (which included the stated principal amount of the notes as well as the final projected interest payment).

    ADJUSTMENTS REFLECTING THE ACTUAL RESET RATE

    Based on the reset rate of 5.406%, actual payments on the notes, per $25 principal amount, will be approximately $0.34 for each quarterly payment date ending after August 17, 2004. Because these payments will differ from the projected quarterly payments of $0.53, you and we will be required to account for these differences as negative adjustments to original issue discount accrued based on the comparable yield of 7.1% in a reasonable manner over the period to which they relate. For our own reporting purposes, we intend to treat the difference of approximately $0.19 between the projected payment of $0.53 and the actual payment of approximately $0.34 on the note as a negative adjustment to the original issue discount accrued by you (based on the 7.1% comparable yield) during each quarter. You are not required to use the same method to account for the differences between the actual payments and the projected payment schedule so long as you make these adjustments in a reasonable manner.

    ADJUSTED TAX BASIS OF THE NOTES; ADDITIONAL POTENTIAL ADJUSTMENTS

    Your initial adjusted tax basis in a note acquired by you in the remarketing will equal the amount that you pay for the note. Your adjusted tax basis in the note after the remarketing will equal (x) the sum of your initial adjusted tax basis in the note and any original issue discount previously accrued on such note by you (disregarding any positive or negative adjustments, other than those described in the next paragraph) minus (y) the total amount of the projected payments made on the note from the date of your purchase of the note.

    If your initial adjusted tax basis in a note acquired in the remarketing differs from the adjusted issue price of the note at the time of purchase, you will be required to make additional negative or positive adjustments to original issue discount accrued in each period. You will take into account any difference between your initial adjusted tax basis in the note and the adjusted issue price of the note at the time of purchase by reasonably allocating this difference to daily portions of original issue discount or to projected payments over the remaining term of the note. If your initial adjusted tax basis in a note is greater than the adjusted issue price of the note at the time of purchase, you will take the difference into account as a negative adjustment to original issue discount on the date the daily portion accrues or the projected payment is made. If your initial adjusted tax basis in a note is less than the adjusted issue price of the note at the time of purchase, you will take the difference into account as a positive adjustment to original issue discount on the date the daily portion accrues or the projected payment is made. Your adjusted tax basis in a note will be decreased by any such negative adjustments and increased by any such positive adjustments. To the extent that your negative adjustment in a particular taxable year exceeds your positive adjustment, such excess is a net negative adjustment that is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code.

    Upon accruing interest income as original issue discount based on the comparable yield of 7.1% and making positive and negative adjustments that reflect the actual reset rate as described in the immediately preceding subsection and the possible difference between your initial adjusted tax basis in the note and the adjusted issue price of the note at the time of purchase, as described in the immediately preceding paragraph of this subsection, the amount of income that you will recognize in respect of the notes generally should correspond to the economic accrual of income on the notes to you and the amount of income you would have recognized if the notes were not subject to the contingent payment debt regulations.

    SALE, EXCHANGE OR OTHER DISPOSITION OF THE NOTES

    Upon a sale, exchange or other disposition of a note (including a tax event redemption), you will generally recognize gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Such gain or loss generally will be capital gain or loss (except to the extent of any positive adjustment that you have not yet accrued and included in income, which will be treated as interest income) and generally will be long-term capital gain or loss if you held the note for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. If you sell a note at a loss that meets certain thresholds, you may be required to file a disclosure statement with the IRS under recently promulgated Treasury regulations.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following applies to you if you are a holder of a note that is not a U.S. holder or a partnership. Special rules may apply to you if you are a "controlled foreign corporation," "passive foreign investment company," or "foreign personal holding company" for United States federal income tax purposes. If you are such an entity, you should consult your tax advisor to determine the tax consequences that may be relevant to you.

    All payments on a note made to you and any gain realized on a sale, exchange or other disposition (including a tax event redemption) of a note will be exempt from United States federal income and withholding tax, provided that:

    - you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

    - you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

    - you are not a bank receiving certain types of interest;

    - you have fulfilled the certification requirement described below;

    - such payments are not effectively connected with the conduct by you of a trade or business in the United States; and

    - in the case of gain realized on the sale, exchange or other disposition (including a tax redemption event) of a note, if you are a nonresident alien individual, you are not present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

    The certification requirement referred to above will be fulfilled if you certify to us on IRS Form W-8BEN (or other applicable form), under penalties of perjury, that you are not a United States person and provide your name and address.

    If you are engaged in a trade or business in the United States, and if payments on a note are effectively connected with the conduct of this trade or business, you will generally be taxed in the same manner as a U.S. holder (see "--Tax Consequences to U.S. Holders" above), except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. You should consult your tax advisor with respect to other tax consequences of the ownership of the notes, including the possible imposition of a 30% branch profits tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. You may receive statements containing the information reflected on these returns. The amounts reported to you may not reflect the amounts that you will be required to include in income in respect of the notes, even if you take adjustments into account in the manner described above. Please consult your tax advisor regarding calculating your taxable income from the notes based on the amounts reported to you and other information available to you, including the information provided in this remarketing prospectus supplement.

    If you are a U.S. holder, you may be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. If you are not a U.S. holder, you may be subject to United States backup withholding tax on these payments unless you comply with certification procedures to establish that you are not a United States person. The certification procedures required of you to claim the exemption from withholding tax on certain payments on the notes described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

    The amount of any backup withholding from a payment will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that you timely furnish the required information to the IRS.

                                  REMARKETING

    The remarketing is being made under the terms and subject to the conditions contained in a remarketing agreement, dated December 21, 2001, and a supplemental remarketing agreement, dated August 12, 2004, which are referred to together as the "remarketing agreement." Pursuant to the remarketing agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the remarketing agent, agreed to use its reasonable efforts to remarket the notes at an aggregate price of approximately 100.5% of the Treasury portfolio purchase price, but not less than 100.0% of the Treasury portfolio purchase price. If, despite using its reasonable efforts, the remarketing agent is unable to successfully remarket the notes, other than to us, at a price equal to or greater than 100.0% of the Treasury portfolio purchase price, then the remarketing will have failed. In this remarketing, we will be purchasing $64,024,000 aggregate principal amount of the remarketed notes. The remarketing agent has no obligation to purchase any of the notes.

    Pursuant to the remarketing agreement, in the event of a successful remarketing, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 0.25% of the Treasury portfolio purchase price from the amount of the proceeds, if any, in excess of the Treasury portfolio purchase price. The remarketing agent will receive a remarketing fee of $211,172 upon completion of this remarketing of the notes. The remarketing agent will then remit the remaining portion of the proceeds of $211,173 for the benefit of the holders of the Income PRIDES. Neither Affiliated Managers Group nor the participating holders of Income PRIDES will be responsible for any remarketing fee in connection with this remarketing.

    We have been advised that the remarketing agent currently intends to make a market in the notes; however, the remarketing agent is not obligated to do so. Any such market-making may be discontinued at any time, for any reason and without notice. If the remarketing agent ceases to act as a market-maker for the notes for any reason, there can be no assurance that another firm or person will make a market in the notes. There can be no assurance that an active market for the notes will develop or, if a market does develop, at what prices the notes will trade.

    In connection with this remarketing and in compliance with applicable law, the remarketing agent may effect transactions which stabilize, maintain or otherwise affect the market price of the notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the notes or effecting purchases of the notes for the purpose of pegging, fixing or maintaining the price of the notes for the purpose of reducing a short position created in connection with the remarketing. The remarketing agent is not required to engage in any of these activities and such activities, if commenced, may be discontinued at any time.

    Neither we nor the remarketing agent makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the remarketing agent makes any representation that the remarketing agent will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The remarketing agent has performed investment banking and advisory services for us from time to time for which it has received customary fees and expenses, including acting as the reset agent with respect to the notes. The remarketing agent may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business. To the extent that we purchase any of the notes in the remarketing, such notes will be purchased in part with available cash and borrowings under credit facilities.

    The closing of the remarketing is subject to customary conditions including the receipt by the remarketing agent of certain opinions of counsel and officers' certificates and the non-occurrence of certain events, including disruptions in the securities markets.

    We have agreed to indemnify the remarketing agent against payments that the remarketing agent may be required to make in respect of certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the remarketing agent may be required to make because of any of those liabilities.

                      WHERE YOU CAN FIND MORE INFORMATION

    Affiliated Managers Group is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act files reports, proxy and information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information. The website address is HTTP://WWW.SEC.GOV. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Commission allows us to "incorporate by reference" the information we file with the Commission, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information that we file after the date of this remarketing prospectus supplement with the Commission will automatically update and supersede this information. We incorporate by reference into this remarketing prospectus supplement the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of this remarketing (other than any portions of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable Commission rules):

    - Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004.

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 9, 2004.

    - Current Reports on Form 8-K dated February 23, 2004 and April 29, 2004.

    Any statement contained in a document incorporated or considered to be incorporated by reference in this remarketing prospectus supplement shall be considered to be modified or superseded for purposes of this remarketing prospectus supplement to the extent that a statement contained in this remarketing prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this remarketing prospectus supplement.

    YOU MAY REQUEST A COPY OF ANY OF THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE IN THIS REMARKETING PROSPECTUS SUPPLEMENT, OTHER THAN EXHIBITS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS AND THE INDENTURE RELATED TO THE NOTES, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING: AFFILIATED MANAGERS GROUP, INC., 600 HALE STREET, PRIDES CROSSING, MA 01965, ATTENTION: INVESTOR RELATIONS. OUR TELEPHONE NUMBER IS (617) 747-3300.

                                 LEGAL MATTERS

    Affiliated Managers Group, Inc. is being represented by Goodwin Procter LLP, Boston, Massachusetts in connection with the remarketing, and the remarketing agent is being represented by Sidley Austin Brown & Wood LLP, New York, New York.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    The consolidated financial statements of Affiliated Managers Group incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

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                                  $83,524,000

                                   [GRAPHIC]

                        AFFILIATED MANAGERS GROUP, INC.

                          5.406% SENIOR NOTES DUE 2006

                          ---------------------------
                       REMARKETING PROSPECTUS SUPPLEMENT
                      ------------------------------------

                              MERRILL LYNCH & CO.

                                AUGUST 12, 2004

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